

July 18, 2011

Mr. Frank J.M. ten Brink
Chief Financial Officer
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, IL 60045

> **Re: Stericycle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 000-21229**

Dear Mr. ten Brink:

        We have reviewed your response letter dated June 23, 2011 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 16 – Products and Services and Geographic Information, page 58

1.   We note your response to our prior comment three, from our letter dated May 25, 2011. Please provide us with any and all internal information you collect concerning the types of services you provide as indicated in our prior comment. Please provide this information for the last three full fiscal years and the latest interim period for which the information has been generated. We assume that your internal control systems provide for revenue codes and this information is collected.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to this comment, we may have additional comments.

        You may contact Dale Welcome at (202) 551-3865, or me at (202) 551-3689, if you have questions regarding this comment.

Sincerely,

/s/ John Cash, for

John Hartz
Senior Assistant Chief Accountant